BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

ANNUAL REPORT

FORM 6 – BC COMPANY
Section 51 *Business Corporations Act*

Telephone: 250 356 – 8626

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A. INCORPORATION NUMBER OF COMPANY

BC0641366

B. NAME OF COMPANY

ALMADEN MINERALS LTD.

C. DATE OF RECOGNITION

2002/02/01

D. DATE OF ANNUAL REPORT

2007/02/01

E. OFFICER NAME(S) AND ADDRESS(ES)

– Enter the full name, delivery address, mailing address (if different) and office held of each of the company's officers, if any. The officer may select to provide either (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days or (b) the delivery address and, if different, the mailing address of the individual's residence. The delivery address must not be a post office box. Attach an additional sheet if more space is required.

LAST NAME	FIRST NAME	MIDDLE NAME	OFFICE(S) HELD (e.g. president, secretary, vice-president)	DELIVERY ADDRESS (INCLUDING PROVINCE/STATE, COUNTRY AND POSTAL/ZIP CODE)	MAILING ADDRESS (INCLUDING PROVINCE/STATE, COUNTRY AND POSTAL/ZIP CODE)
BITZER,	DIONE		CFO	2242 – 154th St. Surrey, B.C. V4A 4S7	SAME
POLIQUIN,	DUANE		PRESIDENT	1987 Acadia Road Vancouver, B.C. V6T 1R4	SAME

F. COMPANY CHANGES

A company must file with the registrar a notice of any change to the information shown in the Corporate Register. Please visit our Web site at www.fin.gov.bc.ca/registries or phone 250 356-8626 for information on how to file these notices.

G. CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	DATE SIGNED YYYY / MM / DD
DIONE BITZER	X [signature]	2007 02 05

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

BC Company Summary

For

ALMADEN MINERALS LTD.

Date and Time of Search:	**January 31, 2007 11:53 AM Pacific Time**
Currency Date:	January 04, 2007

ACTIVE

Incorporation Number:	BC0641366		
Name of Company:	ALMADEN MINERALS LTD.		
Recognition Date:	February 01, 2002 as a result of an Amalgamation	**In Liquidation:**	No
Last Annual Report Filed:	February 01, 2006	**Receiver:**	No

AMALGAMATING CORPORATION(S) INFORMATION

Name of Amalgamating Corporation	Incorporation Number in BC
ALMADEN RESOURCES CORPORATION	BC0216879
FAIRFIELD MINERALS LTD.	BC0284055

REGISTERED OFFICE INFORMATION

Mailing Address:
1185 WEST GEORGIA STR
SUITE 1550
VANCOUVER BC V6E 4E6
CANADA

Delivery Address:
1185 WEST GEORGIA STR
SUITE 1550
VANCOUVER BC V6E 4E6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
1185 WEST GEORGIA STR
SUITE 1550
VANCOUVER BC V6E 4E6
CANADA

Delivery Address:
1185 WEST GEORGIA STR
SUITE 1550
VANCOUVER BC V6E 4E6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
CARLSON, GERALD

Mailing Address:
1740 ORCHARD WAY
WEST VANCOUVER BC V7V4E8

Delivery Address:
1740 ORCHARD WAY
WEST VANCOUVER BC V7V4E8

Last Name, First Name, Middle Name:
LORIMER, DONALD M.

Mailing Address:
2548 WALLACE CRESCENT
VANCOUVER BC V6R3V4

Delivery Address:
2548 WALLACE CRESCENT
VANCOUVER BC V6R3V4

Last Name, First Name, Middle Name:
MCCLEARY, JOHN

Mailing Address:
101 228, 26TH AVENUE S.W.
CALGARY AB T2S3C6

Delivery Address:
101 228, 26TH AVENUE S.W.
CALGARY AB T2S3C6

Last Name, First Name, Middle Name:
MCINNES, JAMES

Mailing Address:
1201, 1835 MORTON AVENUE
VANCOUVER BC V6G1V3

Delivery Address:
1201, 1835 MORTON AVENUE
VANCOUVER BC V6G1V3

Last Name, First Name, Middle Name:
MONTGOMERY, JOSEPH

Mailing Address:
8606 FREMLIN STREET
VANCOUVER BC V6P3X3

Delivery Address:
8606 FREMLIN STREET
VANCOUVER BC V6P3X3

Last Name, First Name, Middle Name:
POLIQUIN, DUANE

Mailing Address:
1987 ACADIA ROAD
VANCOUVER BC V6T1R4

Delivery Address:
1987 ACADIA ROAD
VANCOUVER BC V6T1R4

Last Name, First Name, Middle Name:
POLIQUIN, MORGAN

Mailing Address:
2784 WEST 1ST AVE
VANCOUVER BC V6K 1H3
CANADA

Delivery Address:
2784 WEST 1ST AVE
VANCOUVER BC V6K 1H3
CANADA

Last Name, First Name, Middle Name:
SMEE, BARRY W.

Mailing Address:
4658 CAPILANO RD.
NORTH VANCOUVER BC V7R 4K3

Delivery Address:
4658 CAPILANO RD.
NORTH VANCOUVER BC V7R 4K3

CANADA | CANADA

OFFICER INFORMATION AS AT February 01, 2006

Last Name, First Name, Middle Name:
BITZER, DIONE
Office(s) Held: (CFO)

Mailing Address:
2242 - 154TH STREET
SURREY, B.C. V4A4S7

Delivery Address:
2242 - 154TH STREET
SURREY, B.C. V4A4S7

Last Name, First Name, Middle Name:
POLIQUIN, DUANE
Office(s) Held: (President)

Mailing Address:
1987 ACADIA ROAD
VANCOUVER BC V6T1R4

Delivery Address:
1987 ACADIA ROAD
VANCOUVER BC V6T1R4